KENILWORTH FUND, INC.
                                   Suite 2594
                              21 South Clark Street
                             Chicago, IL 60603-2094




                               SEMI-ANNUAL REPORT
                                  June 30, 2002
                                   (Unaudited)

                              Advisor's Perspective
                                  June 30, 2002
                                  DJIA: 9243.26
                                   S&P: 989.82


     In the Fund's Annual Report for December 31, 2001, we stated that: "we will be very cautious until mid-spring waiting for more substantial signs of economic recovery and that this recovery will be sustainable only if there is a resurgence of final demand by consumers and business investment demand." We also commented that: "the necessary growth in corporate profits, which we expect in the second half of the year, will provide a firmer undepinning for the relatively high current market levels." Finally, we stated that: " in this very uncertain economic and world political environment, we expect only a modest gain in equity averages and hence for our Fund NAV for the year 2002."

     After the Federal Reserve cut interest rates 11 times during 2001, economic growth in the first quarter of 2002 came in a sizzling 6.1% with productivity growth at an 8.6% annual rate, surprising many. Consensus forecast of growth for the economy was just 0.9%. The DJIA rallied to close the first quarter at 10,403.94, an increase of 3.84%.

     As the second quarter began, economists had a surprisingly rosy view of the economy. However, skepticism about the pace of the economic recovery, devastating disclosures about fraudulent or inaccurate bookkeeping at several companies allowed by negligent corporate governance, fear of more terrorism, earnings warnings from stock market stalwarts such as Intel, the bankruptcy of Worldcom, the U.S. dollar started sinking and stock prices tumbled. Normally, the Federal Reserve would ratchet up interest rates at this point in an expansion.

     Instead at their meeting on June 26, the Federal Reserve kept rates steady out of concern that the second quarter might not be as robust as the first quarter. The Dow Jones Industrial Average shed 1,160.68 to close at 9,243.26 a 10.7% decline, making it the worst quarter since the third quarter of last year. The NASDAQ composite shed 382.72 points or 20.73% representing one of the steepest losses on a percentage basis. Later, the first and second quarter economic growth figures were revised downward to 5% from 6.1% for the first quarter and to a very anemic 1.1% from 2.1% for the second quarter. Productivity growth slipped to a 1.1% annual rate. The second quarter slowdown came largely because the overall economy cooled abruptly.

     By the end of the first half of this year investors thought they would be seeing steady gains in their stock investments. Unfortunately, fundamental concerns of weak corporate profits, the threat of terrorism, geopolitical instability and the serial drumbeat of corporate accounting scandals involving several public companies, once again raised extremely serious issues of the reliability of financial numbers of corporate balance sheets. With interest rates at 40 year lows, housing continued to grow strongly. Consumers refinanced their mortgages several times as borrowing costs kept on falling. But, worries developed that we may be developing a housing bubble. A recent survey showed only a slight easing in consumer confidence thus far. The consumer remains heavily indebted and may not be able to sustain the same level of spending.

     These fundamental troubles threaten to prevent the kind of robust market advance that would be the norm at this point in the economic recovery. Questions remain whether the indexes would be able dig themselves out of their hole. Some analysts worried that the year 2002 could be a third down year in a row, something that happened before in 1941, 60 years ago.. Since the year began, the DJIA fell down 7.8%, the S&P 500 down 13.8% and the NASDAQ fell down 25%. Consequently, nearly all categories of Funds posted steep declines. Our Fund's NAV fell by 20.47%.

     We reduced our technology holdings and also took profits at the margin in our financial holdings and added to our pharmaceutical, energy and utility holdings. We believe that the economy is growing at a slow pace and profits may soon be on the mend. We expect interest rates to remain low this year along with low inflation. We also expect restoration of consumer confidence and trust in the economy.

Mohini C. Pai, Portfolio Manager
Institutional Portfolio Services, Ltd.

                              KENILWORTH FUND, INC.
                              FINANCIAL HIGHLIGHTS



                                             (Unaudited)
                                        Six Months Ended     Year Ended
                                                June 30,   December 31,
                                                    2002           2001


Selected Per-Share Data
 Net Asset Value, beginning of period. . . . . . .$18.86         $25.54
 Income from Investment Operations
      Net Investment Loss. . . . . . . . . . . . .(0.04)         (0.09)
  Net Realized and Unrealized
           Loss on Investments . . . . . . . . . .(3.82)         (6.59)
            Total. . . . . . . . . . . . . . . . .(3.86)         (6.68)

  Less Distributions
      From Net Investment Income . . . . . . . . . 0.00           0.00
      From Net Realized Gains. . . . . . . . . . .  0.00           0.00
                            Total. . . . . .        0.00           0.00

 Net Asset Value, end of period. . . . . . . . . .$15.00         $18.86

Total Return . . . . . . . . . . . . . . . . . . (20.47%)       (26.16%)


Ratios and Supplemental Data
 Net Assets, end of period (in thousands). . . . . $9,869        $10,969
 Ratio of Net Expenses to Average Net Assets . . .  0.81%          1.46%
 Ratio of Net Investment Income to Average Net Assets. . . . . .(0.20%)
(0.44%)
 Portfolio Turnover Rate . . . . . . . . . . . . . 8.31%         44.73%



The accompanying notes are an integral part of these financial statements.

                              KENILWORTH FUND, INC.
                             STATEMENT OF NET ASSETS
                                  June 30, 2002
                                   (Unaudited)

                                                       Market
COMMON STOCKS             96.50%a        Shares        Value       Percent

Banks                      13.60%
    Citigroup, Inc.                       16,399       635,461         7.88
    J.P. Morgan Chase & Co.                5,500       186,560         2.31
    Wells Fargo & Co.                      5,500       275,330        3.41

Computer-Semiconductor   9.87%
    Intel Corp.                            15,000       274,050         3.40
    Applied Materials, Inc.*               20,000       380,400         4.71
    Texas Instruments                       6,000       142,200         1.76

Computer Software              10.90%
    Oracle Systems, Inc.*                  13,500       127,845         1.58
    Intuit, Inc.*                           9,500       472,340         5.85
    Adobe Systems                           1,000        28,500         0.35
    Veritas Software*                       6,500       128,635         1.59
    Microsoft*                              2,000       109,400         1.36
    Cisco Systems*                          1,000        13,950         0.17

Computer Systems                0.77%
    EMC Corporation                         3,500        26,425         0.33
    Mc Data Corp. Class A*                  4,009        35,319         0.44

Drugs                      13.23%
    Merck & Co.                             7,700       389,928         4.83
    Bristol-Myers Squibb                    8,700       223,590         2.77
    Pfizer, Inc.                           10,500       367,500         4.56
    Schering-Plough                         3,500        86,100         1.07


                              KENILWORTH FUND, INC.
                             STATEMENT OF NET ASSETS
                                  June 30, 2002
                                   (Unaudited)

                                                                    Market
COMMON STOCKS                            Shares        Value       Percent

Electrical Equipment        5.41%
    General Electric                    12,000      348,600          4.32
    Tyco International Ltd.              6,500        87,815          1.09

Finance                    15.61%
    Federal National Mortgage            5,500       405,625           5.03
    Federal Home Loan Mortgage          10,300       630,360           7.81
    Household International, Inc.        4,500       223,650           2.77

Home Building               2.28%
    Lennar Corp.                         3,000      183,600          2.28

Health Care                 1.62%
    Johnson and Johnson                  2,500      130,650          1.62


Insurance                   7.78%
    American International Group         9,200       627,716         7.78


Media                       0.07%
    General Motors Class H                 564         5,866           0.07

Medical Instruments         2.65%
    Agilent Technologies*                4,500       106,425     1.32
    Zimmer Holdings, Inc.                3,000       106,980     1.33

Natural Gas                 1.84%
    Questar Corp.                        6,000      148,200          1.84




                              KENILWORTH FUND, INC.
                             STATEMENT OF NET ASSETS
                                  June 30, 2002
                                   (Unaudited)

                                                      Market
COMMON STOCKS                            Shares        Value       Percent
Oils            4.21%
    Frontier Oil                         13,500       237,600       2.94
    Exxon Mobil Corp.                     2,500       102,300       1.27

Telecommunications       1.39%
    ADC Telecommunication*              28,000        64,120        0.80
    Adtran, Inc.*                        2,500        47,498        0.59

Utilities-Gas & Electric 4.36%
    Dominion Resources                    2,500       165,500       2.05
    Duke Energy Corp.                     6,000       186,600       2.31

Utilities-Telephone      0.91%
    A.T.&T.                               5,000       53,500       0.66
    A.T.&T. Wireless                      3,429        20,060      0.25

  Total Investments                               7,786,197
       (Cost $5,816,388)

CASH AND RECEIVABLES
       NET OF LIABILITIES       3.50%               282,461

TOTAL NET ASSETS          100.00%                                  $8,068,658

NET ASSET VALUE PER SHARE                                             $15.00
       (based on 537,778 shares of capital stock outstanding)

       a Percentages for various classifications relate to total net assets. *Non-income producing security.

     The accompanying notes are an integral part of these financial statements.


                              KENILWORTH FUND, INC.
                             STATEMENT OF OPERATIONS
                                   (Unaudited)


                                                 Six Months Ended
 INVESTMENT INCOME                                   June 30, 2002

 INCOME:
        Dividends                                       $59,337
        Interest                                            570
            Total Income                                 59,907

 EXPENSES:
        Investment Advisory Fees                        49,477
        Administrative and Management Fees              20,000
        Registration Fees                                1,585
        Auditing                                         3,508
        Insurance and Other Expenses                     5,215
            Total Expenses                              79,785

     NET INVESTMENT LOSS:                                    (19,878)

   NET REALIZED LOSS ON INVESTMENTS                         (194,044)

   NET INCREASE IN UNREALIZED APPRECIATION
        ON INVESTMENTS                                    (1,942,986)

   NET REALIZED LOSS AND UNREALIZED DEPRECIATION
        ON INVESTMENTS                                    (2,137,030)

   NET DECREASE IN NET ASSETS FROM OPERATIONS            ($2,156,908)




   The accompanying notes are an integral part of these financial statements.


                              KENILWORTH FUND, INC.
                       STATEMENTS OF CHANGES IN NET ASSETS


                                   (Unaudited)

                            Six Months Ended               Year Ended
                             June 30, 2002             December 31, 2001
OPERATIONS:

        Net Investment Loss           ($19,878)        ($52,490)
        Net Realized Loss on Investments   (194,044)        (153,144)
        Net Decrease in Unrealized Depreciation on Investments
(1,942,986)(3,748,517)
    Decrease in Net Assets from Operations  (2,156,908)      (3,954,151)

DISTRIBUTIONS To SHAREHOLDERS:

 Distributions from Net Investment Income            ---               ---
 Distributions from Net Realized Gains on Investments  ---                 ---
     Decrease in Net Assets resulting from Distributions ---

CAPITAL  SHARE TRANSACTIONS:

 Proceeds From Shares Issued (656 and 6,996 shares, respectively)
                        12,500    152,500
 Cost of Shares Redeemed (44,535 and 30,399 shares, respectively)
                        (755,886) (680,402)
 Reinvested Dividends (0 and 0 shares, respectively)
                         ---             ---
     (Decrease) Increase in Net Assets
         from Capital Share Transactions
                           (743,386) (527,902)

       Total Decrease in Net Assets
                     (2,900,294)     (4,482,053)

NET ASSETS AT BEGINNING OF YEAR
    (581,657 and 605,059 shares outstanding, respectively)
                     10,968,952      15,451,005

NET ASSETS AT END OF PERIOD
    (537,778 and 581,657 shares outstanding, respectively)
                      $8,068,658      $10,968,952

 The accompanying notes are an integral part of these financial statements.

                     NOTES TO FINANCIAL STATEMENTS
                             June 30, 2002
                              (Unaudited)

The Kenilworth Fund, Inc., (the "Fund") is registered under the Investment Company Act of
1940 as a no-load, open-end, non-diversified management investment company.

1.  Summary of Significant Accounting Policies

     a. The Fund is registered under the Investment Company Act of 1940 as a no-load, open-end, non-diversified management investment company. The Fund's objective is long-term capital appreciation which it seeks by investing primarily in a non-diversified portfolio of common stocks, preferred stocks, warrants to purchase common stocks, convertible bonds and fixed-income obligations of corporations and the United States government. Its books and records are maintained on the accrual basis. Securities are valued at their last sale price as reported on a securities exchange, or at their last bid price as applicable. Short term instruments are valued at cost which approximates market value. Cost amounts, as reported on the statement of net assets, are the same for federal income tax purposes. For the period ended June 30, 2002, purchases and sales of investment securities were $820,444 and $1,640,075, respectively.

     b. Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on an identified cost basis.

     c. Provision has not been made for federal income tax since the Fund has elected to be taxed as a "regulated investment company" and intends to distribute substantially all its income to its shareholders and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies.

     d. As of June 30, 2002 there were 10,000,000 shares of capital stock authorized.

     e. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Adviser and Investment Advisory Agreement and Transactions with Related Parties:

     The Fund has signed two agreements with Institutional Portfolio Services, Ltd., ("IPS"), with whom certain officers of the Fund are affiliated. Under the terms of the first agreement (the investment advisory agreement) the Fund will pay IPS a monthly investment advisory fee at the annual rate of 1.0% of the daily net assets of the Fund. Under the terms of the second agreement (the administrative and management services agreement) the Fund will pay IPS a yearly administrative and management services fee of $40,000 per year payable on a yearly basis. The advisory agreement requires the adviser to reimburse the Fund in the event that the expenses of the Fund in any fiscal year exceed 1.6%.

3. Aggregate Net Unrealized Appreciation as of June 30, 2002 consisted of the following:

    Aggregate gross unrealized appreciation:          $2,790,105
    Aggregate gross unrealized deprecation:             (820,295)
    Net unrealized appreciation:                      $1,969,810

At June 30, 2002, the Fund had tax basis capital losses of $178,348 which may be carried over to offset future capital gains. Such losses expire in 2009.